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RECEIVED MAR 07 2002 388

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Commonwealth Associates

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jospeh P. Wynne (212)829-5828
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenson & Company, LLP
(Name — *if individual, state last, first, middle name*)

135 West 50th Street	New York,	New York	10020
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jospeh P. Wynne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Associates, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



ANTHONY J GIARDINA
Notary Public, State of New York
No. 01GI5087601
Qualified in Suffolk County
Commission Expires 11-3-05

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of CASH FLOWS
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH ASSOCIATES

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2001

BERENSON & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

135 WEST 50TH STREET
NEW YORK, NY 10020
(212) 977-6800

INDEPENDENT AUDITORS' REPORT

To the Partners of
Commonwealth Associates
New York, New York

We have audited the accompanying statement of financial condition of Commonwealth Associates (a limited partnership) as of December 31, 2001, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Associates at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in notes 1 and 3 to the financial statements, the financial statements include securities owned, not readily marketable amounting to $6,745,455 (66% of partners' capital) at December 31, 2001 whose fair values have been estimated by management in the absence of readily ascertainable market values. We have reviewed the procedures applied by management in valuing such securities and have inspected underlying documentation and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, those estimated fair values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Berenson + Company LLP

New York, NY
January 25, 2002

COMMONWEALTH ASSOCIATES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 1,832,816
Securities owned, at market - common stock	1,186,813
Securities owned, not readily marketable, at estimated fair value (note 3)	6,745,455
Due from broker (note 2)	869,665
Accounts receivable (note 4)	4,036
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $527,762	371,800
Prepaid and other assets	426,842
	$11,437,427

LIABILITIES AND PARTNERS' CAPITAL

Accrued expenses and other liabilities (note 7)	$ 1,097,419
Accrued bonuses and commissions	69,184
	1,166,603
Commitments and contingencies (notes 5, 6, 7 and 8)	
Partners' capital (note 6)	10,270,824
	$11,437,427

The accompanying notes are an integral part of the financial statements.

COMMONWEALTH ASSOCIATES

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

Revenues:	
Trading gains, net	$ 938,643
Commissions	2,150,541
Investment banking and advisory fees	1,750,734
Interest and dividends	298,306
Other income	31,178
	5,169,402
Expenses:	
Compensation and benefits (note 5)	4,041,861
Commissions (note 4)	1,055,538
General and administrative	1,008,116
Professional fees and compliance expenses	663,835
Occupancy and equipment rental (note 7)	632,212
Communications	303,292
Clearance and exchange fees	115,332
Depreciation and amortization	207,288
Write-off of furniture and equipment	98,939
Total expenses	8,126,413
Loss before provision for income taxes	(2,957,011)
Provision for income taxes	138,579
Net loss	$(3,095,590)

The accompanying notes are an integral part of the financial statements.

COMMONWEALTH ASSOCIATES

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2001

	General Partner	Limited partners	Total
Balances, January 1, 2001	$14,075,108	$1,701,191	$15,776,299
Capital withdrawals	(2,831,014)	(58,871)	(2,889,885)
Capital contributions	450,000	30,000	480,000
Net loss (note 4)	(2,708,290)	(387,300)	(3,095,590)
Balances, December 31, 2001	$ 8,985,804	$1,285,020	$10,270,824

The accompanying notes are an integral part of the financial statements.

COMMONWEALTH ASSOCIATES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$(3,095,590)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	207,288
Unrealized gains on securities	(683,847)
Write-off of furniture and equipment	98,939
Changes in assets (increase) decrease:	
Securities owned, at market	772,592
Securities owned, not readily marketable	903,292
Due from broker	2,403,112
Accounts receivable	1,143,648
Prepaid and other assets	(65,016)
Changes in liabilities increase (decrease):	
Securities sold but not yet purchased	(1,400)
Accrued expenses and other liabilities	(384,464)
Accrued bonuses and commissions	(3,849,001)
Net cash used by operating activities	(2,550,447)
Cash flows used by investing activities:	
Acquisitions of furniture, equipment and leasehold improvements	(42,011)
Cash flows from financing activities:	
Capital withdrawals	(2,889,885)
Capital contributions	480,000
Net cash used by financing activities	(2,409,885)
Net decrease in cash and cash equivalents	(5,002,343)
Cash and cash equivalents, beginning of year	6,835,159
Cash and cash equivalents, end of year	$ 1,832,816

The accompanying notes are an integral part of the financial statements.

COMMONWEALTH ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Summary of business and significant accounting policies:

a. Nature of business:

Commonwealth Associates ("Partnership") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Partnership is a New York limited partnership, whose general partner is Commonwealth Associates Management Company, Inc. ("CAMC").

The Partnership has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

b. Securities transactions:

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Marketable securities owned and securities sold, but not yet purchased, are valued at quoted market prices. Securities in private companies that are not readily marketable are normally valued at cost unless there has been a significant change in current operating performance. Securities in public companies are valued at the intrinsic price and discounted by 20%. For warrants, the intrinsic price is defined as the amount by which the price of the underlying security exceeds the exercise price of the warrant ("in-the-money"). Warrants that are not in-the-money are valued at zero. For stock, the intrinsic price is defined as the closing price of the security.

Unrealized gains/losses on securities are reflected in trading gains, net on the statement of operations.

c. Investment banking:

Investment banking income includes fees earned for financial advisory services. Financial advisory fees, underwriting and placement fees are earned at the time the underwriting or placement is completed.

COMMONWEALTH ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Summary of business and significant accounting policies: (Continued)

d. Income taxes:

The Partnership is a limited partnership and is not subject to Federal and state income taxes as a separate entity. The Partnership is subject to local unincorporated business taxes. Accordingly, there is a provision for local income taxes presented in the accompanying financial statements. In addition, the partners are required to report their respective shares of partnership income (loss) in their individual income tax returns.

e. Cash and cash equivalents:

For purposes of the statement of cash flows, the Partnership considers all short-term investments with original maturities of three months or less to be cash and cash equivalents.

f. Furniture, equipment and leasehold improvements:

Furniture and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives, principally seven years. Leasehold improvements are amortized over the lesser of their economic useful lives or the term of the lease.

An impairment review is done periodically on these assets.

g. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

h. Risk and uncertainties:

Management uses their best judgment in estimating the fair value of the investment. There are inherent limitations in any estimation technique. The fair value estimates presented herein are not necessarily indicative of an amount which the Company could realize in a current transaction. Because of inherent uncertainty of valuation, these estimated fair values do not necessarily represent amounts that might be ultimately realized, since such amounts depend on future circumstances, and the differences could be material.

COMMONWEALTH ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

2. Clearing agreement:

The Agreement provides the Broker with liens upon all of the Partnership's property held by the Broker including, but not limited to, securities, monies and receivables. These liens secure the partnership's liabilities and obligations to the Broker. The Partnership is subject to credit risk if the Broker is unable to repay the balance in the account or return the securities in its custody.

3. Securities owned, not readily marketable:

At December 31, 2001, securities owned, not readily marketable consist of:

Common stock	$5,027,102
Warrants	418,513
Preferred stock	58,826
Partnership and membership interests	1,241,014
	$6,745,455

At December 31, 2001, the Partnership had equity investments in two companies which comprised 83% of securities owned, not readily marketable.

4. Related party transactions:

Certain shareholders of the general partner are officers of the Partnership. Commissions expense for the year includes $110,000 for these individuals.

Included in accounts receivable are noninterest-bearing loans and advances to certain employees of the Partnership of $2,358.

Included in net loss allocated to the general partner is $436,045 that represents its share of a limited partner interest purchased by CAMC since the inception of the Partnership.

5. 401(k) plan:

The Partnership has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. The Plan requires the Partnership to make a contribution equal to 50% of the participants' contributions during the plan year, not to exceed $1,000 per participant. The Partnership made contributions of approximately $39,000 for the year ended December 31, 2001.

COMMONWEALTH ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

5. 401(k) plan: (Continued)

The Board of Directors had authorized the officers of the Partnership, effective December 31, 2001, to terminate this employee benefit plan. Effective January 1, 2002, the Partnership has partnered with a Professional Employer Organization (PEO). All employees will be given the opportunity to participate in the PEO's 401(k) plan. As of December 31, 2001, there were no unpaid contributions as required under the Partnership's plan.

6. Regulatory net capital requirements:

The Partnership is subject to the SEC uniform net capital rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Partnership had regulatory net capital of $2,461,026 and a minimum regulatory net capital requirement of $100,000. The regulatory net capital ratio of the Partnership was .47 to 1.

7. Commitments and contingencies:

a. Litigation:

The Partnership is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. Several of these actions, including certain arbitrations, claim substantial or unspecified damages which could be material to the financial statements taken as a whole. The Partnership is also involved, from time to time, in proceedings with, and investigations by, governmental agencies and self-regulatory organizations. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Partnership's financial condition. Included in accrued expenses and other current liabilities is an accrual for outstanding litigation totaling approximately $561,000.

COMMONWEALTH ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

7. Commitments and contingencies: (Continued)

b. Customer transactions:

In the normal course of business, the Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Partnership may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

c. Operating leases:

The Partnership leases office space under a noncancellable lease agreement expiring through 2007. The lease agreement contains escalation provisions. Future minimum rental commitments for office space and equipment approximate the following:

Years ending December 31, 2002	$458,000
2003	448,000
2004	448,000
2005	428,000
2006	428,000
Thereafter	427,000

Rent expense for office space and equipment covered by lease agreements for the year ended December 31, 2001 was $506,967.

COMMONWEALTH ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

8. Income taxes:

Deferred income taxes reflect the impact of "temporary differences" between the amounts of assets and liabilities for financing reporting purposes and such amounts as measured by tax laws and regulations.

The total of all deferred tax asset is as follows:

Deferred tax asset	$192,000
Valuation allowance	(192,000)
Net deferred tax asset	$ -

The deferred tax asset is the book vs. tax differences from net operating loss carryforwards and depreciation.

The Company had available, at December 31, 2001, unused operating loss carryforwards of approximately $4,600,000 for city tax purposes that may be applied against future taxable income and begin to expire in December 2016.

9. Financial instruments and off-balance sheet risk:

The Partnership is engaged in various trading and brokerage activities whose counterparties primarily include broker/dealers, banks and other financial institutions. If these transactions do not settle because of failure to perform by either a customer or a counterparty, the Partnership may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Partnership's risk is normally limited to the differences in the market values of the securities.

Credit exposure may result if the clearing broker is unable to fulfill its contractual obligations.

10. Supplemental disclosures of cash flow information:

The Partnership paid $21,732 and $188,479 for interest and income taxes, respectively, for the year ended December 31, 2001.

COMMONWEALTH ASSOCIATES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
YEAR ENDED DECEMBER 31, 2001

Statement Pursuant to Rule 17a-5(d)(4):

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by Commonwealth Associates and included in the Partnership's unaudited Part IIA Focus Report Filing as of the same date.

Computation of net capital pursuant to Rule 15c3-1:		
Computation of net capital		
Total partners' capital from statement of financial condition		$10,270,824
Deductions and/or charges:		
Nonallowable assets:		
Petty cash	$ 810	
Securities not readily marketable	6,745,455	
Accounts receivable	4,036	
Furniture, equipment and leasehold improvements, net	371,800	
Other assets	426,842	7,548,943
Net capital before haircuts on securities positions		2,721,881
Haircuts on securities positions		260,855
Net capital		$ 2,461,026
Computation of basic net capital requirement		
Minimum net capital required, 6-2/3% of $1,166,603 pursuant to Rule 15c3-1		$ 77,774
Minimum dollar net capital requirement of reporting broker/dealer		$ 100,000
Net capital requirement		$ 100,000
Excess net capital		$ 2,361,026
Computation of aggregate indebtedness:		
Accrued expenses and other liabilities		1,097,419
Accrued bonuses and commissions		69,184
Total aggregate indebtedness liabilities		$ 1,166,603
Percentage of aggregate indebtedness to net capital		47%

COMMONWEALTH ASSOCIATES

COMPUTATION FOR DETERMINATION OF THE
RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

The Partnership does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.